FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of October 2007

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PARAGRAPHS 1-3 BELOW ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Rishon Lezion, Israel – (PR News WIRE) – October 31, 2007 - B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) NASDAQ: BOSC;  TASE: BOSC, announced today that it has entered into a definitive share purchase agreement for the purchase of all of the issued and outstanding share capital of Summit Radio Corp. (“Summit”). The two sellers shall continue to hold their management positions with Summit. The closing of the transaction is subject to certain closing conditions.

The consideration for Summit’s shares will be: (i) $4.1 million in cash; (ii) 360,000 unregistered BOS ordinary shares (with incidental registration rights), amounting to approximately 3.7% of the current outstanding shares of the Company; and (iii) a contingent cash payment of up to $500,000, payable on the basis of Summit’s financial results in 2008 and 2009.

Based on the current unaudited results of Summit and of BOS prior to the acquisition, although there is no assurance, the combined company is expected to show revenues of approximately $40 million.

Attached hereto is the Registrant’s following notice: BOS Announces the Acquisition of Summit Radio Corp. for a Total Consideration of up to $5.5 Million.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: October 31, 2007

BOS Announces the Acquisition of Summit Radio Corp. for a Total Consideration of up to $5.5 Million.

The acquisition provides BOS with a strong presence in the US market and creates a stepping stone for new US offerings of BOS RFID solutions, services and products.

With the addition of Summit, BOS’s revenues are expected to substantially increase in the year 2008.

Rishon Lezion, Israel – (PR News WIRE) – October 31, 2007 - B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) NASDAQ: BOSC;  TASE: BOSC, announced today that it has entered into a definitive share purchase agreement for the purchase of all of the issued and outstanding share capital of Summit Radio Corp. (“Summit”). The two sellers shall continue to hold their management positions with Summit. The closing of the transaction is subject to certain closing conditions.

Shmuel Koren, President and CEO of BOS, commented: “I see this acquisition as an important addition to BOS’s international activities, especially in the United States. We believe that Summit’s business is highly synergetic with the business of our supply-chain division. Summit’s reputation, built over 50 years of operations, allows us to expand our supply-chain sales to major international aviation and aerospace manufacturers, as well as offer our RFID and enterprise software solutions to the US market.”

The consideration for Summit’s shares will be: (i) $4.1 million in cash; (ii) 360,000 unregistered BOS ordinary shares (with incidental registration rights), amounting to approximately 3.7% of the current outstanding shares of the Company; and (iii) a contingent cash payment of up to $500,000, payable on the basis of Summit’s financial results in 2008 and 2009.

Edouard Cukierman, Chairman of the BOS Board, said: “We are very pleased with this acquisition, which implements the Company’s growth strategy and creates a significant market opportunity for BOS.”

Andrew Levi, Summit’s CEO, added: “We are very excited to become part of the BOS group. We intend to leverage our existing business relationships to increase BOS’s market share in the United States. In addition, together with BOS’s supply-chain division, we will be able to enhance our supply-chain offerings to existing and new customers. We are looking forward to a successful partnership.”

About BOS

B.O.S Better Online Solutions Ltd. (“BOS”) was established in 1990.

BOS’s operations consist of: (i) Software Solutions, providing specialized enterprise software, including IBM System i middleware, data and license management, mobile connectivity and RFID solutions, and (ii) Supply Chain products, reselling electronic systems and components for security, aerospace, networking and RFID.

BOS is traded on NASDAQ and on the Tel-Aviv Stock Exchange. Our website is www.boscorporate.com.

About Summit

Summit, a New Jersey private company, with over 50 years of operations, is a supply chain solutions provider of electronic components to major international aviation and aerospace industries.

For further information please contact:

B.O.S Better Online Solutions Ltd.
Mr. Zvi Rabin +972 50-560-0140
zvi@kwan.co.il

or

Mr. Eyal Cohen, CFO, +972-3-954-1000
eyalc@boscom.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.